UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

RONN MOTOR GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	47-4161960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1475 N Scottsdale Road, Suite 255B, Scottsdale, AZ 85257

(Full mailing address of principal executive offices)

Issuer’s telephone number (including area code): (512) 470-6577

RONN MOTOR GROUP, INC.

SEMIANNUAL REPORT ON FORM 1-SA

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report, and together with our audited financial statements and the related notes for the year ended December 31, 2016 and 2015 included in amendment no. 3 to our offering circular on Form 1-A/A filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2017, which circular includes. Historical results are not necessarily indicative of future results.

Certain statements and other information set forth in this semiannual report on Form 1-SA, including in Item 1, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects”, “may”, “could”, “would”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this report and in the section entitled “Risk Factors” in amendment no. 3 to our offering circular on Form 1-A/A filed with the Commission on April 4, 2017 identify important factors that you should consider in evaluating our forward-looking statements. These factors include, among other things: (1) national, international and local economic and business conditions that could affect our business; (2) markets for our products and services; (3) our cash flows; (4) our operating performance; (5) our financing activities; (6) our tax status; (7) industry developments affecting our business, financial condition and results of operations; (8) our ability to compete effectively; (9) governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations; and (10) our ability to continue as a going concern.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

In this report, all references to “RMG,” “we,” “us,” “our,” or “Company” mean RONN Motor Group, Inc.

This report contains trademarks, service marks and trade names that are the property of their respective owners.

Overview

RMG is a dynamic automotive design and development company using and developing supporting technologies. RMG’s initial focus will be on acquiring an electric bus manufacturing company based in Sweden, and to initiate a joint venture with a leading Chinese manufacturer to begin production of vehicles for world markets, including China. The Company is also engaged in the development and production of the “Phoenix”, an electric version evolved from its flagship “Eco-Exotic” supercar, the “Scorpion”. RMG’s initial Supercar design, the “Scorpion”, is an award winning, sleek, futuristic, aero supercar which has been featured at top automotive events, recognized as an advanced performance supercar by top magazines, and endorsed by automotive industry experts and enthusiasts as well as celebrities.

The original Hydrogen assisted Scorpion HX platform was developed to reach production as either an all-wheel drive electric vehicle, powered like Tesla all electric, or following our heritage and incorporating the latest Hydrogen Fuel Cell technology. The goal of the “Phoenix” is to push the edge of style, performance, emissions, materials and fuels. The “Phoenix” will feature electric drive with stellar performance and ultra-high operating efficiencies.

Our corporate strategy is to market and brand our Company and automobile using the power of social media to engage the one of the largest affinity groups, “automobile aficionado’s”, while continuing to build a brand reputation through participation in high-end auto shows, concourse events and display/sponsor Formula 1 racing events. We anticipate that these activities will be reinforced by media articles and limited direct advertising. Our goal is to build “face to face” exposure with the prospective buyers. Event activity will be used to create brand recognition and to build a reputation, directing sales through marketing venues. Ultimately, management believes that we must be prudent to not over expose our product, thereby loosing “exclusivity”, yet we must become known by the “right” people to achieve and sustain sales.

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We were incorporated on January 8, 2013 in the state of Delaware. We have a limited operating history, have not recognized revenue and have limited assets and resources.

The financial statements included in this report as of and for the six months ended June 30, 2017 are unaudited, and may not include year-end adjustments necessary to make such financial statements comparable to audited results, although in the opinion of management, all adjustments necessary to make our interim financial statements not misleading have been included.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Revenue

The Company has yet to recognize revenue and had $0 in revenue for the six-month period ended June 30, 2017 and June 30, 2016.

Selling, General, and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2017 were $1,449,892 as compared to $1,836 for the six months ended June 30, 2016, and consisted primarily of accrued compensation expense, consulting expense, travel expense, and advertising expense. In addition, the Company incurred expense related to its fund-raising efforts during the six-month period ending June 30, 2017. For the six months ended June 30, 2017 and 2016, selling, general and administrative expenses consisted of the following:

	Six Months Ended June 30,
	2017	2016
Legal expense	$32,863	$-
Advertising	142,972	-
Compensation expense	668,750	-
Stock-based compensation	6,200
Consulting expense	174,901	-
Audit fees	8,000	-
Travel expense	111,344	18
Investor Relations	24,057	-
Occupancy expense	13,926	1,757
Other	266,879	60
	$1,449,892	$1,836

Interest Expense

For the six months ended June 30, 2017 and 2016, interest expense was as follows:

	Six Months Ended
	June 30,		%
	2017	2016	Change
Interest Expense	$1,653	$1,458	13.3%

Interest expense represents the accrued interest based on the interest rate of the note payable. Annual interest rates range from 7% to 10%. The increase in interest expense is due to additional interest-bearing debt issued by the Company in June 2017.

Net Loss

Our net loss for six-month period ended June 30, 2017 was $1,451,545, as compared to a net loss of $3,294 for the six-month period ended June 30, 2016.

Liquidity and Capital Resources

Our financial statements appearing elsewhere in this semiannual report have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern is contingent upon its ability to raise additional capital as required. Since inception, the Company has not generated revenues and has incurred losses and reported losses for the six months ended June 30, 2017, totaling $1,451,545 as well as an accumulated deficit as of June 30, 2017, amounting to $1,574,196 as compared to reported losses of $3,294 and accumulated deficit of $122,651 for the six months ended June 30, 2016. Initially, we intend to finance our operations through equity and debt financings.

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In April 2017, we commenced an offering of 20,000,000 shares of our common stock at $2.50 per share pursuant to Tier 2 of Regulation A of the Securities Act of 1933, as amended (the “Offering”). Our offering circular on Form 1-A/A (the “Offering Circular”) was qualified by the Commission on April 5, 2017. The net proceeds of the Offering, assuming the maximum amount of securities offered are sold, would be approximately $ 42.7 million. The termination date of the Offering is April 5, 2018.

	Balance at
	June 30, 2017	December 31, 2016
Cash	$233,492	$25
Prepaid expenses	51,250	1,300
Accounts payable and accrued expenses	173,799	55,056
Accrued compensation	674,000	-
Due to related party	712,113	44,770
Convertible notes payable	250,000	-
Notes payable	24,150	24,150

At June 30, 2017, our total assets consisted of cash and prepaid expenses, and at December 31, 2016, our total assets consisted of cash and prepaid expenses.

We do not have any material commitments for capital expenditures.

At June 30, 2017, we had $233,492 of cash available.

Net cash used in operating activities was $702,552 for the six months ended June 30, 2017 as compared to net cash used in operating activities of $236 for the six months ended June 30, 2016. For the six months ended June 30, 2017 our cash used in operations of $702,552 consisted of a net loss of $1,451,545, and an increase in prepaid expenses of $49,950, offset by stock-based compensation of $6,200, an increase in accounts payable and accrued expenses of $118,743, and an increase in accrued compensation of $674,000. For the six months ended June 30, 2016 our cash used in operations of $236 consisted of a net loss of $3,294, offset by an increase in accounts payable and accrued expenses of $3,058.

Since inception, our capital needs have partially been met from the proceeds of a loan in the amount of $20,000 from Cabral Holdings I LLC (“Cabral”) pursuant to which we issued a promissory note to Cabral, advances of $712,113 from Ronal Maxwell, our Chief Executive Officer and a loan in the amount of $25,000 from Mr. Maxwell pursuant to which we issued Mr. Maxwell an unsecured promissory note in 2013. As of June 30, 2017, we have an accumulated deficit of $1,574,196.

We will have additional capital requirements for the remainder of the 2017 fiscal year. We do not expect to be able to satisfy our cash requirements through sales activity, and therefore we may need to seek additional financing, which may or may not be available to us, while we attempt to raise additional capital through the sale of our common stock pursuant to our Tier 2 Regulation A+ offering which was qualified by the Commission on April 5, 2017.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Stock Based Compensation Expense

We account any share-based compensation pursuant to SFAS No. 123 (revised 2004) Share-Based Payment, or SFAS No. 123R. SFAS No. 123R requires measurement of all employee share-based payments awards using a fair-value method. When a grant date for fair value is determined we will use the Black-Scholes-Merton pricing model. The Black-Scholes-Merton valuation calculation requires us to make key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. We will estimate the volatility rates used as inputs to the model based on an analysis of the most similar public companies for which RMG has data. We will use judgment in selecting these companies, as well as in evaluating the available historical volatility data for these companies.

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SFAS No. 123R requires us to develop an estimate of the number of share-based awards which will be forfeited due to employee turnover. Annual changes in the estimated forfeiture rate may have a significant effect on share-based payments expense, as the effect of adjusting the rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield.

RMG will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to its stock-based awards on a prospective basis, and in incorporating these factors into the model. If our actual experience differs significantly from the assumptions used to compute its stock-based compensation cost, or if different assumptions had been used, we may record too much or too little share-based compensation cost. RMG recognizes expense using the straight-line attribution method.

Operating Activities

For the six-month period ending June 30, 2017, the majority of our activities involved raising capital, and engaging in acquisition activity and negotiating operating agreements. We have not begun production and, therefore, have not realized significant revenue. Our operating expenses are expected to increase in the next twelve months, driven by the execution of our plan of operation, as well as increases in general and administrative costs to support the growth of our anticipated business in Sweden and China.

Item 2. Other Information

Engagement of Dawson James Securities Inc.

We are offering 18,500,000 shares of our common stock, par value $0.001 per share for sale pursuant to our Tier II Regulation A+ offering.

We have engaged Dawson James Securities Inc. (the “Selling Agent”) to act as our lead selling agent to offer shares to prospective investors on a “best efforts” basis. The Selling Agent may engage one or more sub selling agents or selected dealers. The Selling Agent is not purchasing the shares, and is not required to sell any specific number or dollar amount of the shares in the Offering.

The Selling Agent will receive (i) a cash fee equal to 7% of the aggregate gross proceeds received from the sale of the shares and (ii) a non-accountable expense allowance equal to 1%; provided, however, the Selling Agent will receive a cash fee equal to 3% of the aggregate gross proceeds received from the sale of the shares to investors introduced to the Selling Agent by the Company (the “Selling Agent Commission”). The foregoing fees exclude (i) up to $5,000 to cover the Selling Agent’s road show expenses and (ii) up to $70,000 for legal fees and diligence expenses incurred in connection with the Offering. In addition, the Selling Agent will be entitled to receive five-year warrants exercisable for 120% of the offering price of the shares and equal to 7% of the aggregate number of shares sold in this Offering. The Selling Agent also receives $7,500 per month for advisory services.

Appointment of Officers

On September 26, 2017, the Board of Directors appointed Damon Kuhn as President and Chief Operating Officer James Maury as Chief Technology Officer of the Company.

Set forth below is the biographical information of the newly appointed officers.

Damon Kuhn, President and Chief Operating Officer. Mr. Kuhn has 35 years of experience in automotive production and design. He has built record-setting race cars and has owned and operated fabrication facilities in Dallas, Texas. Mr. Kuhn is proficient in computer programming, design and engineering, and holds seven patents, including one for valve train replacement for internal combustion engines. He has written and published several scientific papers on engine development and intake short pipe dynamics. Mr. Kuhn oversaw the development and implementation of the Hydrogen Enhancement Systems and engine integrations that are featured on the Company’s Scorpion vehicle. Mr. Kuhn is also a co-owner and operator of Diamondback Engines, a Mopar-specific race engine shop. Mr. Kuhn served two tours with US Army Intelligence, and has received training and experience that includes lean manufacturing processes and company turnarounds. Mr. Kuhn served as Operations Manager at Manheim from 2000 to 2003, a high end custom handmade furniture manufacturer and he was Operating Manager at Mid-West Spring from 2003 to 2005. From 2005 until 2007, Mr. Kuhn was Chief Operating Officer of Phillips Industries, a manufacturer of OEM wiring harnesses for the commercial trucking industry. From 2007 to 2009 he served as the General Manager and Engineering Director at US Coil.

James Maury, Chief Technology Officer. Mr. Maury has nearly three decades of experience in developing advanced software-centric solutions across multiple industries and functional domains. His background centers around startup technology companies with disruptive software applications and IoT infrastructure that automate the decision support work process. His expertise in predictive data modeling techniques, coupled with quantitative analytics is driving more data transparency while improving decision accuracy through the business intelligence framework. Mr. Maury previously held the title of Senior Vice President of Business Development at WeatherCloud, Inc. (“WeatherCloud”) and was responsible for realigning the company’s Go-To-Market strategy, which included a scalable partner ecosystem and a deeper relationship with Microsoft’s Azure Cloud service. Prior to joining WeatherCloud, Mr. Maury was the Co-Founder and CRO of Global Weather Corporation and was responsible for revenue generation and overall sales channel execution and he was Chief Technology Officer for Prime Image, one of the pioneers in the media broadcast industry. Mr. Maury started his career in the Department of Defense industry in 1988, spending more than 13 years as a software engineering and cost expert on a variety of United States Air Force space and ground programs, including GPS, Milstar, and SBIRS. In 2000, Mr. Maury moved into mobile telecommunications where he managed the messaging technology platform for Openwave Systems. Mr. Maury holds a BA in Economics from California State University, Long Beach, accreditation from Carnegie Melon University (SEI), and held memberships with IETF and AACE.

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Item 3. Financial Statements

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RONN MOTOR GROUP, INC.

BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
	2017	2016

ASSETS
Current Assets
Cash	$233,492	$25
Prepaid expenses	51,250	1,300
Total Assets	$284,742	$1,325

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts payable and accrued expenses	$173,799	$55,056
Accrued compensation	674,000	-
Convertible note payable	250,000	-
Notes payable	24,150	24,150
Due to related party	712,113	44,770
Total Current Liabilities	1,834,062	123,976

Total liabilities	1,834,062	123,976

Commitments and contingencies
	-	-
Stockholders' Deficit
Preferred stock, $0.001 par value, 1 share authorized, 1 issued and outstanding	-	-
Common stock, $0.001 par value, 399,999,999 shares authorized, 186,208,200 shares issued and outstanding at June 30, 2017 and 180,000,000 at December 31, 2016	186,208	180,000
Additional paid-in capital	(161,332)	(180,000)
Accumulated deficit	(1,574,196)	(122,651)
Total Stockholders' Deficit	(1,549,320)	(122,651)

Total Liabilities and Stockholders' Deficit	$284,742	$1,325

The accompanying notes are an integral part of these financial statements.

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RONN MOTOR GROUP, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Six Months Ended June 30,
	2017	2016

Revenues	$-	$-

Operating expenses:
General and administrative	1,449,892	1,836
Total operating expenses	1,449,892	1,836

Loss from operations	$(1,449,892)	$(1,836)

Other expense
Interest expense	(1,653)	(1,458)
Total other expense	(1,653)	(1,458)

Net loss	$(1,451,545)	$(3,294)

Loss per common share
Basic and diluted	$(0.01)	$(0.00)

Weighted average common shares outstanding
Basic and diluted	188,348,755	180,000,000

The accompanying notes are an integral part of these financial statements.

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RONN MOTOR GROUP, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2017	2016
Operating Activities:
Net Income (loss)	$(1,451,545)	$(3,294)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Stock-based compensation	6,200	-
Increase in prepaid expenses	(49,950)	-
	674,000	-
Accounts payable and accrued expenses	118,743	3,058
Net cash used in operating activities	(702,552)	(236)

Investing Activities:

Financing Activities:
Proceeds received from related party	667,343	-
Proceeds from sale of common stock	18,676
Proceeds from convertible note payable	250,000	-
Net cash provided by financing activities	936,019	-

Net change in cash	233,467	(236)
Cash, beginning of period	25	427

Cash, end of period	$233,492	$192

Supplemental disclosures of cash flow information:
Cash paid during the period
Interest	$-	$-
Income taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

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RONN MOTOR GROUP, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2017

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Founded in 2013, Ronn Motor Group, Inc. (“RMG”), has been paving the way for innovative automobile design with highly disruptive technology for many years. In an emerging era of environmental consciousness, RMG offers customization, assembly, and performance technology integration by designing high quality, limited edition, automobiles with ground breaking technology. RMG also provides a platform for emerging technologies in all facets of automobile development. Advanced, leading edge performance enhancements and designs command the attention of global markets to create awareness, sales and growth. The Company aims to generate profitable growth by focusing on its proven engineering excellence, sustainable technologies and advanced systems, all of which are desirable in all segments of the automobile industry. RMG is introducing its new state of the art Electric Vehicle (“EV”) automobile, the “Phoenix”, evolved from its original automobile concept, the “Scorpion”, which established RMG as the brand that mandates universal attention with its integrity, quality and excellence.

We are an early-stage company that specializes in automotive design, customization, assembly, manufacturing, and performance technology integration. Additionally, we plan on providing performance enhancements and designs to manufacturers and partners to create sales, awareness and growth in the global market. We believe the Company is positioned to capture the growing global market for innovative, sustainable technologies. We plan to design seamlessly integrated, advanced systems into today’s and tomorrow’s leading automotive platforms. The Company is comprised of cutting edge, disruptive divisions, encompassing technology, engineering and automotive development.

NOTE 2 - GOING CONCERN

These financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. Since inception and as of June 30, 2017, the Company has had an accumulated deficit. The continuation of the Company as a going concern is dependent upon the continued financial support from its management, and its ability to identify future investment opportunities and obtain the necessary debt or equity financing, and generating profitable operations from the Company’s future operations. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with the accounting principles generally accepted in the United States of America and are presented in United States dollars (“USD”) using the accrual basis of accounting. Outlined below are those policies considered particularly significant.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The carrying amounts reported in the accompanying financial statements for current assets and current liabilities approximate fair value because of the immediate or short-term maturities of the financial instruments.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs such as quoted prices in active markets;

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RONN MOTOR GROUP, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2017

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Fair Value Measurements, continued

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

As of June 30, 2017, the Company's cash are considered Level 1 instruments. The Company does not have any Level 2 or 3 instruments.

Basic and Diluted Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common stockholders by the weighted average number of common stock during the period. Diluted loss per share is calculated by dividing the Company’s net loss available to common stockholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. Diluted loss per share excludes all dilutive potential shares if their effect is anti-dilutive.

Comprehensive Income

The Company has no items that represent other comprehensive loss. Net loss and comprehensive loss are identical.

Cash and Cash Equivalents

All highly-liquid investments with a maturity of three (3) months or less are considered to be cash equivalents.

Impairment of Long-lived Assets

Long-lived assets are tested for impairment in accordance with ASC 360-10-45 “Impairment or Disposal of Long-Lived Assets”. The Company periodically evaluates potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company recognizes impairment of long-lived assets in the event that the net book values of such assets exceed the future undiscounted cash flows attributable to such assets. During the reporting periods, the Company has not identified any indicators that would require testing for impairment.

Revenue Recognition

Revenue from sales of the Company’s products is recognized upon customer acceptance, which occurs at the time of delivery to the customer, provided persuasive evidence of an arrangement exists, such as signed sales contract, the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are delivered to its customers with no significant post-delivery obligation on our part, the sales price is fixed or determinable and collection is reasonably assured. The Company does not provide its customers with contractual rights of return and post-delivery discount for any of its products. When any significant post-delivery performance obligations exist, revenue is recognized only after such obligations are fulfilled. The Company evaluates the terms of sales agreement with its customers in order to determine whether any significant post-delivery performance obligations exist.

Stock-based Compensation

The Company will account for stock options issued to employees under ASC 718 “Compensation-Stock Compensation”. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period.

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RONN MOTOR GROUP, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2017

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Stock-based Compensation, continued

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 “Equity”. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

NOTE 4 - NOTES PAYABLE

The Company obtained short-term loans from an unrelated party for working capital purposes.

Note payable consists of:

	June 30,	December 31,
	2017	2016
Promissory note due to an unrelated party, interest at 7% per annum, due on demand	$20,000	$20,000
Promissory note payable, non-interest bearing, due on demand	4,150	4,150
Total	$24,150	$24,150

NOTE 5 - RELATED PARTY TRANSACTIONS

From time to time we have borrowed operating funds from Mr. Ronn Maxwell, our Chief Executive Officer, for working capital. The advances were payable upon demand and were interest free.

The Company issued a promissory note dated January 5, 2013, in the principal amount of $25,000 in favor of Ronn Maxwell, our Chief Executive Officer and Chairman of the Board. The note is non-interest bearing and was due and payable on January 5, 2016. As of June 30, 2017, it has not been paid and Ronn Maxwell has advanced an additional $687,113 as of June 30, 2017, which advance is non-interest bearing.

	June 30,	December 31,
	2017	2016
Due to related party	$712,113	$25,000
Total	$712,113	$25,000

NOTE 6 – CONVERTIBLE NOTE PAYABLE

On June 19, 2017, the Company issued a convertible note in the principal amount of $250,000. The note bears interest at 10% per annum and is convertible into shares of the Company’s common stock at $1.875 per share.

	June 30,	December 31,
	2017	2016
Convertible promissory note	$250,000	$-
Total	$250,000	$-

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RONN MOTOR GROUP, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2017

NOTE 7 - STOCKHOLDERS’ EQUITY

On December 2, 2016, the Company filed an Amendment to its Certificate of Incorporation to effect a forward-split of its issued and outstanding common stock in a ratio of 8-for-1, and to increase the number of its authorized shares of common stock from 25,000,000 shares to 399,999,999 shares and to designate 1 share of preferred stock as Class A Convertible Preferred Stock. All share amounts have been retroactively restated in these financial statements.

Preferred Stock

We are authorized to issue 1 share of Class A Convertible Preferred Stock, par value $0.001 per share (“Class A Stock”).

The designations, rights and preferences of the Class A Stock provide:

•	the Class A Stock holder is entitled to 51% of the common votes for each share of Class A Stock held on any matters requiring a stockholder vote.

•	each share of Class A Stock is convertible, at the option of the holder, into 4 shares of our common stock.

•

The Class A Stock shall rank senior as to dividends and upon liquidation as compared to our common stock and all other class or classes of stock issued by the Company that do not expressly provide that such securities rank on parity or senior to the Class A Stock.

•	The holders of Class A Stock have no dividend rights except as may be declared by the Board of Directors.

In April 2017, the Company issued 100,000 shares of its common stock to a consultant. The shares were valued at par value, or $0.001 per share, and the expense of $100 is included in general and administrative expense in the Statement of Operations for the six-month period ended June 30, 2017.

In April 2017, the Company issued 20,600,000 shares of its common stock to four of its employees, of which 5,600,000 shares vested as of the date of the grant, while the balance of the shares vest in 60 equal monthly installments commencing on the one month anniversary date of the grant. The shares were valued at par value, or $0.001 per share, based on a valuation performed by a third-party valuation service. The expense related to this share issuance of $6,100 is included in general and administrative expense in the statement of Operations for the six-month period ended June 30, 2017. The common stock subject to vesting is summarized as follows as of June 30, 2017:

Restricted stock issued to employees subject to vesting	15,000,000
Shares subject to vesting at June 30, 2017	(14,500,000)
Shares vested and outstanding at June 30, 2017	500,000

Common Stock Warrants

In June 2017, the Company issued a warrant to purchase up to 100,000 shares of the Company’s common stock to an investor pursuant to the terms of the private placement agreement. A summary of the status of the Company’s outstanding common stock warrants as of June 30, 2017 and changes during the period ending on that date is as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Common Stock Warrants
Balance at beginning of year	—	$—
Granted	100,000	1.875
Exercised	—	—
Forfeited	—	—
Balance at end of period	100,000	$1.875

Warrants exercisable at end of period	100,000	$1.875

Weighted average fair value of warrants granted or re-priced during the period		$1.875

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RONN MOTOR GROUP, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2017

NOTE 7 - STOCKHOLDERS’ EQUITY, CONTINUED

Common Stock Warrants, continued

The following table summarizes information about common stock warrants outstanding at June 30, 2017:

	Warrants Outstanding			Warrants Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
Range of	Outstanding at	Remaining	Average	Exercisable at	Average
Exercise	June 30,	Contractual	Exercise	June 30,	Exercise
Price	2017	Life	Price	2017	Price
$1.875	100,000	1.97 Years	$1.875	100,000	$1.875
	100,000		$1.875	100,000	$1.875

At June 30, 2017, the Company is authorized to issue 399,999,999 shares of $0.001 par value common stock and 1 share of preferred stock.

At June 30, 2017, 186,208,200 shares of common stock were issued and outstanding, and 1 share of preferred stock was issued and outstanding.

NOTE 8 - SUBSEQUENT EVENTS

We did not identify any events or transactions that should be recognized or disclosed in the accompanying financial statements as events occurring subsequent to June 30, 2017 through the date these financial statements were issued.

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Item 4. Exhibits.

INDEX TO EXHIBITS

		Previously Filed	Filed Herewith
2.1	Certificate of Incorporation of the Company	*
2.2	Certificate for Revival of Charter	*
2.3	Certificate of Amendment of Certificate of Incorporation, filed October 25, 2016	*
2.4	Certificate of Amendment of Certificate of Incorporation, filed December 2, 2016	*
2.5	Bylaws of the Company	*
4.1	Form of Subscription Agreement	*
6.1	Unsecured Promissory Note, dated January 5, 2013 in favor of Ronn Maxwell	*
6.2	Promissory Note, dated June 15, 2015, in favor of Cabral Holdings, LLC	*
6.3	Enterprise Arizona Venture Center License Agreement, dated May 9, 2016, between the Company and Arizona Board of Regents for and on behalf of Arizona State University	*
6.4	Consulting Agreement, dated August 15, 2016 with Mid-Atlantic CFO Advisory Services, LLC	*
6.5	Assignment from Mr. Maxwell and Mr. Kuhn	*

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SIGNATURES

Pursuant to the requirements of Regulation A, the ssuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RONN MOTOR GROUP, INC.

Date: September 28, 2017	By:	/s/ Ronal Maxwell
Ronal Maxwell Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Ronal Maxwell	Date: September 28, 2017
Name: Ronal Maxwell Title: Sole Director, Chief Executive Officer (Principal Executive Officer)

/s/ Mark Lucky	Date: September 28, 2017
Name: Mark Lucky Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

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